UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number:     1-12991
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BancorpSouth, Inc. Amended and Restated Salary Deferral-Profit Sharing
Employee Stock Ownership Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

REQUIRED INFORMATION

2

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan at December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005, and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Memphis, Tennessee
June 21, 2006

3

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Investments, at fair value:
Investments in mutual funds	$49,004,181	40,110,463
Common stock of BancorpSouth, Inc.	141,620,917	153,950,359
Participant loans	368,963	266,227

	190,994,061	194,327,049

Contributions receivable:
Employer	394,768	522,229
Employee — salary deferral	295,068	262,409

Accrued interest and dividends receivable	1,278,036	1,228,245
Cash	65,951	546,774

Net assets available for plan benefits	$193,027,884	196,886,706

See accompanying notes to financial statements and supplemental schedules.

4

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Investment income:
Net appreciation (depreciation) in fair value of investments (note 3)	$(16,620,898)	3,756,800
Interest and dividends	7,234,836	5,501,513

Total investment income (loss)	(9,386,062)	9,258,313

Contributions:
Employer	6,297,564	6,106,641
Employee — salary deferral	10,995,706	9,856,652

Total contributions	17,293,270	15,963,293

Benefits paid to participants	11,766,030	10,771,557

Net increase (decrease)	(3,858,822)	14,450,049

Net assets available for plan benefits:
Beginning of year	196,886,706	182,436,657

End of year	$193,027,884	196,886,706

See accompanying notes to financial statements and supplemental schedules.

5

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(1)	Description of Plan

The following description of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution plan covering substantially all full-time employees who have one year of service and who have attained age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer 1% or more of their pretax annual compensation, in whole percentages, up to the maximum allowable by law. The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation.

Company contributions are invested in common stock of the Company (nonparticipant-directed), while participant contributions can be invested in the common stock of the Company or in any of the other investment mutual funds. After age 55 and 10 years of service, a participant can, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2005 include the following mutual funds: ABN AMRO/Montag & Caldwell Growth Fund; Alger Mid Cap Growth Institutional Fund; American Century Income & Growth Fund; Baron Small Cap Fund; Federated Capital Appreciation Fund; Federated Capital Preservation Fund; Federated Conservative Allocation Fund; Federated Growth Allocation Fund; Federated International Equity Fund; Federated Kaufmann Fund; Federated Max-Cap Index Fund; Federated Moderate Allocation Fund; Federated Stock Trust; Federated Total Return Bond Fund; Federated Total Return Government Bond Fund; Goldman Sachs Small Cap Value Fund; and Janus Fund. The investment programs also include common stock of BancorpSouth, Inc.

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the plan administrator). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(e)	Participants’ Accounts

Two separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2005, interest rates on outstanding participant loans ranged from 4.5% to 10.5%.

(g)	Vesting

Both employee and employer contributions and the earnings or losses thereon are 100% vested and nonforfeitable at all times.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly installments over a 5 to 15-year period. The monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than 5 years following his or her death. For distributions from a participant’s holdings of BancorpSouth, Inc. common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company’s common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan were paid directly by BancorpSouth, Inc., which is the Plan sponsor.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value investments. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (IRC). A favorable determination letter, dated May 6, 2003, was received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes. Amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.
(3)	Investments

The following investment represents 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2005	2004
Common stock of BancorpSouth, Inc.	$141,620,917	153,950,359

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
The Plan’s investments, including investments bought, sold, and held during the year appreciated (depreciated) in fair value during the years ended December 31, 2005 and 2004, respectively, as follows:

	2005	2004
Net appreciation (depreciation) in fair value:
Mutual funds	$(273,719)	1,567,235
Common stock of BancorpSouth, Inc.	(16,347,179)	2,189,565

Net appreciation (depreciation) in fair value	$(16,620,898)	3,756,800

Dividend income earned from the investment in common stock of BancorpSouth, Inc., a related party, was $4,884,456 and $4,593,301 in 2005 and 2004, respectively.

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2005	2004
Net assets:
Common stock of BancorpSouth, Inc.	$79,823,438	84,346,360
Employer contribution receivable	394,768	522,229

	$80,218,206	84,868,589

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Changes in net assets:
Contributions	$6,297,564	6,106,641
Dividends	2,994,567	2,211,260
Net appreciation (depreciation) in fair value	(8,010,788)	2,471,752
Benefits paid to participants	(5,233,662)	(5,632,670)
Transfers to participant-directed investments	(698,064)	(491,090)

	$(4,650,383)	4,665,893

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 filed for 2004 and the Form 5500 expected to be filed for 2005:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$193,027,884	196,886,706
Amounts allocated to withdrawing participants	(1,903,432)	(1,084,622)

Net assets available for benefits as filed in Form 5500	$191,124,452	195,802,084

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 filed for 2004 and the Form 5500 expected to be filed for 2005:

	2005	2004
Benefits paid to participants per the financial statements	$11,766,030	10,771,557
Add amounts allocated to withdrawing participants at December 31, 2005 and 2004	1,903,432	1,084,622
Less amounts allocated to withdrawing participants at December 31, 2004 and 2003	(1,084,622)	(1,190,411)

Benefits paid to participants per the Form 5500	$12,584,840	10,665,768

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

		Par/number				Current
Issuer	Description	of shares	Coupon	Maturity	Cost	value
BancorpSouth, Inc.*	Common stock	6,416,897			$93,851,716	141,620,917
Participant loans*	Loans to participants	—	4.50 – 10.50%	January 17, 2006 – December 14, 2010	—	368,963
ABN AMRO/Montag & Caldwell Growth Fund	Mutual Fund	203,150			4,814,189	4,834,968
Alger Mid Cap Growth Institutional Fund	Mutual Fund	250,526			3,964,935	4,188,787
American Century Income & Growth Fund	Mutual Fund	35,108			1,015,973	1,064,113
Baron Small Cap Fund	Mutual Fund	65,376			1,402,323	1,514,766
Federated Capital Appreciation Fund	Mutual Fund	117,044			2,771,034	2,935,456
Federated Capital Preservation Fund	Mutual Fund	747,494			7,460,938	7,474,938
Federated Conservative Allocation Fund	Mutual Fund	504,195			5,206,744	5,566,310
Federated Growth Allocation Fund	Mutual Fund	44,838			522,336	577,961
Federated International Equity Fund	Mutual Fund	44,223			726,666	846,876
Federated Kaufmann Fund	Mutual Fund	734,963			3,703,000	4,115,792
Federated Max-Cap Index Fund	Mutual Fund	71,200			1,619,550	1,759,341
Federated Moderate Allocation Fund	Mutual Fund	37,826			440,881	461,100
Federated Stock Trust	Mutual Fund	107,755			3,613,388	3,367,329
Federated Total Return Bond Fund	Mutual Fund	510,480			5,495,248	5,385,563
Federated Total Return Government Bond Fund	Mutual Fund	286,216			3,098,960	3,071,100
Goldman Sachs Small Cap Value Fund	Mutual Fund	28,300			1,151,028	1,140,763
Janus Fund	Mutual Fund	27,380			645,938	699,018

					$141,504,847	190,994,061

*	BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.
See accompanying independent auditors’ report.

SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2005

							Current value
					Expense		of asset on
Identity of		Purchase	Selling	Lease	incurred with	Cost of	transaction
party involved	Description of asset	price	price	rental	transaction	asset	date	Net gain
BancorpSouth, Inc.*	Common stock	$17,585,325	—	—	—	17,585,325	—	—
BancorpSouth, Inc.*	Common stock	—	11,264,758	—	—	7,128,375	11,264,758	4,136,383

*	BancorpSouth, Inc. is a party-in-interest to the Plan.
See accompanying independent auditors’ report.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan

June 28, 2006	By:	BancorpSouth Bank, as Trustee

By:	/s/ Bill Malone

Name:	Bill Malone

Title:	First VP and Trust Officer